United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Comcast Corporation

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of Comcast Corporation

RE: The case to vote FOR Proposal 11 on the 2023 Proxy Ballot (“Shareholder Proposal to Report on Business in China”).

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote for Proposal 11 following the instructions provided on management's proxy mailing.

The following information should not be construed as investment advice.

Photo credits follow at the end of the report.

National Legal and Policy Center (“NLPC”) urges shareholders to vote FOR Proposal 11 on the 2023 proxy ballot of Comcast Corporation (“Comcast” or the “Company”). The Resolved clause states:

Shareholders request that, beginning in 2023, Comcast Corporation report annually to shareholders on the nature and extent to which corporate operations depend on, and are vulnerable to, Communist China, which is a serial human rights violator, a geopolitical threat, and an adversary to the United States. The report should exclude confidential business information but provide shareholders with a sense of the Company’s reliance on activities conducted within, and under control of, the Communist Chinese government.

This report is necessary because:

1)Doing business with China presents a unique, substantial, and pressing risk that warrants dedicated reporting.

2)The potential damage from Comcast’s reliance on China affects every aspect of its business. These China-specific risks should be assessed and reported more comprehensively.

3)Existing disclosures are fragmented, incomplete, and vague. As a result, these disclosures are inadequate to assess business risks related to China.

Doing business with China presents a unique, substantial, and pressing risk that warrants dedicated reporting.

China poses a unique challenge gives its size, strength, and track record of constricting the freedom of its people and abusing their basic human rights.

Against this backdrop, it’s unrealistic and irresponsible for Comcast to contend that doing business with China is comparable to other business risks disclosed in existing reports and filings – especially given the company’s dependence on China for revenue and supply.

To summarize the many challenges posed by China:

-China is the second-largest country in the world by nominal GDP,1 and the largest country in the world by GDP in purchasing power parity (PPP).2

-The nation of China is ruled by the Chinese Communist Party (CCP), whose stated intention is to “become a global leader in terms of composite national strength and international influence.”3

What makes China’s size and emerging strength particularly troubling is that it is ruled by an authoritarian regime that abuses its own people and antagonizes its adversaries – including the United States. This includes:

Human trafficking and oppression of ethnic minorities: The U.S. State Department’s 2022 Trafficking in Persons Report declared China a state sponsor of human trafficking, noting:

1 “GDP: All countries and economies,” The World Bank, accessed April 30, 2023. See https://data.worldbank.org/indicator/NY.GDP.MKTP.CD?most_recent_value_desc=true&view=map.

2 “Country comparisons – real GDP,” Central Intelligence Agency: The World Factbook, accessed April 30, 2023. See https://www.cia.gov/the-world-factbook/field/real-gdp-purchasing-power-parity/country-comparison.

3 Jinping, Xi. “Full text of Xi Jinping’s report at 19th CPC National Congress,” China Daily, November 4, 2017. See http://www.chinadaily.com.cn/china/19thcpcnationalcongress/2017-11/04/content_34115212.htm.

There was a government policy or pattern of widespread forced labor, including through the continued mass arbitrary detention of Uyghurs, ethnic Kazakhs, ethnic Kyrgyz, and members of other Turkic and/or Muslim minority groups in the Xinjiang Uyghur Autonomous Region (Xinjiang) under the guise of ‘vocational training’ and ‘deradicalization.’ Authorities continued to implement these policies in other provinces; targeted other religious minorities under their auspices; and sought the coerced repatriation and internment of religious and ethnic minorities living abroad through the use of surveillance, harassment, threats against them and their family members, and extradition requests.4 5

Since many companies in China are ultimately under the control of the CCP, they are – voluntarily or involuntarily – complicit in this human trafficking and oppression.

Cyber warfare: The U.S. Cybersecurity and Infrastructure Security Agency states that the CCP “engages in malicious cyber activities to pursue its national interests. Malicious cyber activities attributed to the Chinese government targeted, and continue to target, a variety of industries and organizations in the United States.”[6]

Escalating military threats: According to the U.S. Department of Defense, China now has the largest number of naval vessels of any military in the world: 975,000 active-duty military personnel, long-range precision strike systems, and hypersonic weapons. The 2022 China Military Power Report states that China’s “evolving capabilities and concepts continue to strengthen the PLA’s [People’s Liberation Army] ability to ‘fight and win wars’ against a ‘strong enemy’ (a euphemism likely for the United States), counter an intervention by a third party in a conflict along the PRC’s periphery, and project power globally.”7

4 “Trafficking in Persons Report: July 2022,” United States Department of State, July 2022. See https://www.state.gov/wp-content/uploads/2022/04/337308-2022-TIP-REPORT-inaccessible.pdf.

5 “Against their will: the situation in Xinjiang,” U.S. Department of Labor, accessed April 30, 2023. See https://www.dol.gov/agencies/ilab/against-their-will-the-situation-in-xinjiang.

6 “China cyber threat overview and advisories,” Cybersecurity & Infrastructure Security Agency, accessed April 30, 2023. See https://www.cisa.gov/uscert/china.

7 “Military and security developments involving the People’s Republic of China: 2022,” U.S. Department of Defense, October 26, 2022. See https://media.defense.gov/2022/Nov/29/2003122279/-1/-1/1/2022-MILITARY-AND-SECURITY-DEVELOPMENTS-INVOLVING-THE-PEOPLES-REPUBLIC-OF-CHINA.PDF.

China has recently projected its power by repeatedly conducting military operations around Taiwan[8] and sending large numbers of fighter jets into the island nation’s Air Defense Zone.[9] In regards to Taiwan, China’s ruler Xi Jinping has previously said, “The historical task of the complete reunification of the motherland must be fulfilled, and will definitely be fulfilled.”[10] China plans to fully modernize its military by 2027, which according to the U.S. Department of

Defense, “could give the PLA capabilities to be a more credible military tool for the Chinese Communist Party to wield as it pursues Taiwan unification.”[11]

In addition to the above issues, China presents other challenges, such as:

-The CCP’s crackdown on freedoms in Hong Kong.12

-The CCP’s “social credit” system, which monitors and punishes citizens – without due process – for certain behaviors, leading to potential blacklisting from travel, buying property, or taking out loans.13

-The CCP’s monitoring and control of the Internet in China, which prevents citizens from being able to access uncensored information.14

-Inhumane lockdowns of entire cities due to the CCP’s regressive Zero COVID policy.15

8 Varandani, Suman. “Taiwan intercepts 9 PLA military aircraft, 4 naval ships as tensions mount with China,” International Business Times, January 1, 2023. See https://www.ibtimes.com/taiwan-intercepts-9-pla-military-aircraft-4-naval-ships-tensions-mount-china-3660368.

9 Cheung, Jozuka, & Yeung. “China carries out military exercises near Taiwan and Japan, sending 47 aircraft across Taiwan Strait in ‘strike drill,’” CNN, December 26, 2022. See https://www.cnn.com/2022/12/25/asia/taiwan-china-aircraft-incursions-intl-hnk/index.html.

10 “China’s Xi vows ‘reunification’ with Taiwan, but holds off threatening force,” CNBC, October 8, 2021. See https://www.cnbc.com/2021/10/09/china-president-xi-jinping-on-reunification-with-taiwan.html.

11 “Military and security developments involving the People’s Republic of China: 2022,” U.S. Department of Defense, October 26, 2022. See https://media.defense.gov/2022/Nov/29/2003122279/-1/-1/1/2022-MILITARY-AND-SECURITY-DEVELOPMENTS-INVOLVING-THE-PEOPLES-REPUBLIC-OF-CHINA.PDF.

12 Maizland, Lindsay. “Hong Kong’s freedoms: what China promised and how it’s cracking down,” Council on Foreign Relations, May 19, 2022. See https://www.cfr.org/backgrounder/hong-kong-freedoms-democracy-protests-china-crackdown.

13 Krolik, Aaron and Mozur, Paul. “A surveillance net blankets China’s cities, giving police vast powers,” New York Times, December 17, 2019. See https://www.nytimes.com/2019/12/17/technology/china-surveillance.html.

14 Zhou, Quijia. “Building the (fire) wall: internet censorship in the United States and China,” Harvard International Review, December 28, 2020. See https://hir.harvard.edu/building-the-fire-wall/.

15 Deng, Shawn and Gan, Nectar. “Chinese cities rush to lockdown in show of loyalty to Xi’s ‘zero-Covid’ strategy,” CNN, September 5, 2022. See https://www.cnn.com/2022/09/05/china/china-covid-lockdown-74-cities-intl-hnk/index.html.

-The CCP’s abusive trade practices16 meant to dominate key U.S. industries.17

-The CCP’s wrongful detainment of U.S. citizens.18

-The CCP’s direct contribution to the fentanyl crisis that is destroying U.S. communities.19

These are all reasons that China ranked 179th out of 180 countries in the latest World Press Freedom Index, placing above only North Korea.20 It’s obvious that doing business with such an oppressive and hostile regime has significant risks that must be accounted for and mitigated. Any number of diplomatic, economic, or military events could trigger Comcast to be cut off from both revenue and supply from China.

Also, for a company with extensive media and journalistic subsidiaries, which often claims to stake out a moral high ground when it comes to racism and gender equity in its home country, it is particularly egregious for Comcast to simply give a pass to an undisputed oppressive regime.

Thus, shareholders deserve a report focused specifically on the nature and extent to which corporate operations depend on and are vulnerable to communist China.

Existing reports and filings are not transparent or specific enough to address these concerns.

The potential damage from Comcast’s reliance on China affects every aspect of its business. These China-specific risks should be assessed and reported more comprehensively.

While Comcast generically discusses business risks in its mandatory regulatory filings, the risks specific to China should be addressed in more detail. The magnitude of those risks is not comparable to the general business risks disclosed by Comcast, many of which are indistinguishable from the disclosures made by other public companies. China risk reaches across many parts of Comcast’s business, including:

16 Blackburn, Marsha et. al. “Letter to secretaries Blinken and Yellen regarding China trips,” United States Senate, January 31, 2023. See https://www.rubio.senate.gov/public/_cache/files/a312bb80-3195-4837-ab5d-b0db1c63a670/AFBFFB4AC8C6D94F89D83A1F55095554.01.31.22-smr-letter-to-secretaries-blinken-and-yellen-re-china-trips.pdf.

17 “Commerce finds dumping and countervailable subsidization of imports of steel racks from China,” International Trade Administration, July 18, 2019. See https://enforcement.trade.gov/download/factsheets/factsheet-prc-steel-racks-ad-cvd-final-071819.pdf.

18 Kine, Phelim. “Families push Biden for release of jailed Americans in China,” Politico, June 19, 2022. See https://www.politico.com/news/2022/06/19/families-biden-administration-americans-china-00040706.

19 Belmonte, Adriana. “How China flooded the U.S. with lethal fentanyl, fueling the opioid crisis,” Yahoo Finance, February 15, 2022. See https://finance.yahoo.com/news/chinas-role-in-the-us-fentanyl-epidemic-152338423.html.

20 Wu, Alex. “China ranks 2nd worst in latest World Press Freedom Index,” Epoch Times, May 6, 2023. See https://www.theepochtimes.com/china-ranks-2nd-worst-in-latest-world-press-freedom-index_5247535.html.

Revenue risk

-  China is one of Comcast’s most critical markets, with the Company’s CEO, Brian Roberts, calling China “a very, very big opportunity.”[21] However, many who examine the media industry are “now putting in a big zero” for their China P&Ls.[22]

- As China continues to reopen its
economy, it is expected to be one of the largest contributors to global GDP growth through 2024, with heightened demand and increased travel benefiting the country’s economic growth.[23]

-Comcast partnered with a Chinese state-owned company to build Universal Studios Beijing through a joint venture, the largest of Universal’s theme parks. Comcast has a minority stake in the project.24 The park was estimated to have cost $3.3 billion at the initiation of the project, with Mr. Roberts expecting $1 billion of operating cash flow from the project once opened.25 The project’s cost ended up at $7 billion.26

-Russia’s invasion of Ukraine in early 2022 provides recent evidence of how damaging a regional conflict can be. The loss of human life and the need for humanitarian assistance are, of course, the foremost concerns. However, these events also provide recent evidence of how quickly a regional conflict can shut off revenue in the affected region. Boeing lost 90 jet orders;27 McDonald’s shut down 850 locations in Russia, where it derived 9% of its annual revenue;28 and BP took a $24 billion write-down from exiting Russia.29

-Given Comcast’s reliance on Asian revenue, it is particularly vulnerable to disruption from China’s stated goal of “reunification” with Taiwan. This pressing risk requires immediate and transparent analysis. The effects of regional conflict stemming from

21 Anstey, Tom. “China worth US$1bn a year to Universal, says Comcast CEO,” Attractions Management, October 27, 2017. See https://www.attractionsmanagement.com/index.cfm?pagetype=news&subject=news&codeID=334757.

22 Gallagher, Mike. “US would be crazy to ignore growing hazards of doing business in China,” Fox News, May 17, 2023. See https://www.foxnews.com/opinion/us-crazy-ignore-growing-hazards-doing-business-china.

23 “China’s reopening is poised to boost global growth,” Goldman Sachs, February 10, 2023. See https://www.goldmansachs.com/insights/pages/chinas-reopening-is-poised-to-boost-global-growth.html.

24 “Universal Studious Beijing set to draw eager crowds amid uneasy U.S.-China ties,” CNBC, September 20, 2021. See https://www.cnbc.com/2021/09/20/universal-studios-beijing-to-draw-crowds-amid-uneasy-us-china-ties.html.

25 Ibid.

26 Tan, CK. “Universal Studios opens Beijing park to crowds despite tensions,” Nikkei Asia, September 20, 2021. See https://asia.nikkei.com/Business/Travel-Leisure/Universal-Studios-opens-Beijing-park-to-crowds-despite-tensions.

27 Isidore, Chris. “Boeing loses more than 90 jet orders due to war in Ukraine,” CNN Business, April 12, 2022. See https://www.cnn.com/2022/04/12/business/boeing-lost-orders/index.html.

28Moon, Brad. “140 companies that have pulled out of Russa,” Kiplinger’s, March 7, 2022. See https://www.kiplinger.com/investing/stocks/604317/companies-pulled-out-of-russia.

29 Bousso, Ron & Nasralla, Shadia. “BP boosts buybacks on soaring energy prices after costly Russia exit,” Reuters, May 3, 2022. See https://www.reuters.com/business/energy/bp-boosts-buybacks-profit-soars-highest-over-decade-2022-05-03/.

China’s hostility toward Taiwan would likely have ripple effects on the global economy, further damaging Comcast’s business.

-According to a Federal Reserve report on the effects of war in Ukraine, “The increased geopolitical risks induced by the Russian invasion of Ukraine will weigh adversely on global economic conditions throughout 2022. Such effects are estimated in our model to reduce GDP and boost inflation significantly, exacerbating the policy trade-offs facing central banks around the world.”30

-It’s likely that an invasion of Taiwan would cause even more damage to the global economy, especially given the world’s reliance on semiconductors from Taiwan.31

-Given losses in the Peacock streaming division and several other business segments, Comcast is already in a vulnerable financial position. Its reliance on China escalates these risks.32

Operational risk

Comcast has invested a considerable amount into its Chinese infrastructure. Thus, potential disruptions due to political, economic, regulatory or health issues could negatively impact Comcast’s investments in the region:

-Comcast is involved in a joint venture with Chinese-backed organizations that compromise their operational independence from the CCP. Comcast partnered with Beijing Shouhuan Cultural Tourism Investment Co., a holding company of the state-owned Beijing Tourism Group, to construct the Universal Beijing Resort, with Comcast receiving 30 percent ownership in the project and the lion’s share going to the Beijing Tourism Group.33 Given Comcast’s non-controlling interest, this introduces significant operational risk, as the CCP is able to make decisions on the operations of Universal Beijing Resort. As The Federalist reported: “Comcast is beholden to the CCP.”34

-The Chinese government has a history of seizing the assets of corporations and forcing them to restructure their debt obligations, as was the case with Anbang Insurance

30 Caldara, et. al. “The effect of the war in Ukraine on global activity and inflation,” Board of Governors of the Federal Reserve System, May 27, 2022. See https://www.federalreserve.gov/econres/notes/feds-notes/the-effect-of-the-war-in-ukraine-on-global-activity-and-inflation-20220527.html.

31 Nee Lee, Yen. “2 charts show how much the world depends on Taiwan for semiconductors,” CNBC, March 15, 2021. See https://www.cnbc.com/2021/03/16/2-charts-show-how-much-the-world-depends-on-taiwan-for-semiconductors.html.

32 Vogel, Harold. “Time to exit Comcast,” Seeking Alpha, November 12, 2021. See https://seekingalpha.com/article/4469060-time-to-exit-comcast.

33 “Universal Beijing Resort announced partnership with Tencent IEG to jointly create innovative theme park experiences through cross-collaboration,” Universal Beijing Resort, February 3, 2021. See https://www.universalbeijingresort.com/en/news/228.html.

34 Mac Ghlionn, John. “How much of the U.S. has China already infiltrated right under our noses,” The Federalist, August 18, 2022. See https://thefederalist.com/2022/08/18/how-much-of-the-u-s-has-china-already-infiltrated-right-under-our-noses/.

Group,[35] HNA Group,[36] CEFC China Energy,[37] and others. U.S. Representative Mike Gallagher said that “there is no such thing as a private company in China… any American citizen or company operating in China could face investigation, prosecution or even imprisonment for regular business activities.”[38]

-	The Chinese government also has a history of intimidating companies and manipulating them, as in the cases of the Apple,[39] Marriott,[40] Ant Group,[41] Alibaba,[42] and others. As a company with significant operations in China, Comcast could also face similar intimidation from the Chinese government.

-A geopolitical situation comparable to the Russian and Ukrainian war could put pressure on Comcast to cease operations in the region, as it did in Russia.43

Reputational and legal risk

Comcast operates in a very competitive environment, where reputational risks play a material role in customer decisions. Legal, political, or other reputational damage can hurt a brand, and thus the financial performance and value of a firm.

Reputational risks from doing business with China are relevant to shareholders, especially since the CCP’s actions frequently conflict with Comcast’s stated values and policies.

35 Miller, Matthew and Engen, Tham. “China seizes control of Anbang Insurance as chairman prosecuted,” Reuters, February 22, 2018. See https://www.reuters.com/article/us-china-anbang-regulation/china-seizes-control-of-anbang-insurance-as-chairman-prosecuted-idUSKCN1G7076.

36 “China plans to take over HNA Group and sell its airline assets as coronavirus hits business,” CNBC, February 19, 2020. See https://www.cnbc.com/2020/02/19/china-to-take-over-hna-group-and-sell-its-airline-assets-report-says.html.

37 Chang, Alfred and Lau, Dominic. “CEFC China Energy seized by Shanghai Government, SCMP reports,” Bloomberg, March 2, 2018. See https://www.bloomberg.com/news/articles/2018-03-02/cefc-china-energy-seized-by-shanghai-government-scmp-reports#xj4y7vzkg.

38 Gallagher, Mike. “US would be crazy to ignore growing hazards of doing business in China,” Fox News, May 17, 2023. See https://www.foxnews.com/opinion/us-crazy-ignore-growing-hazards-doing-business-china.

39 “Apple is censoring its App Store for China,” Tech Transparency Project, December 23, 2020. See https://www.techtransparencyproject.org/articles/apple-censoring-its-app-store-china.

40 “Marriott’s broken China,” Wall Street Journal, November 19, 2021. See https://www.wsj.com/articles/marriotts-broken-china-hotel-prague-uighurs-11637364746.

41 Wei, Lingling. “China blocked Jack Ma’s Ant IPO after investigation revealed likely beneficiaries,” Wall Street Journal, February 16m 2021. See https://www.wsj.com/articles/china-blocked-jack-mas-ant-ipo-after-an-investigation-revealed-who-stood-to-gain-11613491292.

42 “China’s communist government employing intimidating tactics against big businesses, Alibaba founder Jack Ma staying in Japan: report,” OpIndia, December 1, 2022. See https://www.opindia.com/2022/12/alibaba-founder-jack-ma-shifts-to-japan-due-to-intimidating-tactics-of-ccp/.

43 Moon, Brad. “140 companies that have pulled out of Russia,” Kiplinger’s, March 7, 2022. See https://www.kiplinger.com/investing/stocks/604317/companies-pulled-out-of-russia.

Privacy

-Comcast has stated that protecting customer data by keeping that information “safe, secure, and private is one of the most important things we do.”44

-Universal Beijing Resort entered into an agreement with Tencent to integrate Tencent’s gaming intellectual property into the resort’s entertainment experience.45 Tencent is the largest game development company in the world, though many of its games have been accused of being copies of other popular games. This is so prevalent that the founder has been dubbed the “plagiarism king.”46 Tencent’s app, WeChat, is considered a national security concern by the White House due to its use as a tool by Chinese authorities to survey, intimidate, and amplify misinformation.47 Tencent has been accused of online censorship and has been fined by the Chinese government because “the company’s censorship efforts, while present, were not enough.”48 The influence the CCP has imposed on Tencent is evident. Creating a strategic partnership with Tencent invites further censorship by the CCP on Comcast’s operating activities.

-Comcast’s privacy commitments conflict with the reality that Comcast derives a significant portion of its revenue from a country that runs a massive surveillance program on over one billion citizens.49

-The CCP tracks its citizens using facial recognition50 and monitoring of social media posts.51 They punish citizens by using a “social credit” system that can cast out citizens from access to jobs, housing, and travel with no due process.52 They monitor movements and suppress dissent using QR codes.53

-While Comcast can’t be blamed for the CCP’s surveillance of consumer devices, it can be held accountable for whether its technology is empowering customers or the CCP.

44 “Privacy Center,” Comcast Business, accessed May 20, 2023. See https://business.comcast.com/privacy.

45 “Universal Beijing Resort announced partnership with Tencent IEG to jointly create innovative theme park experiences through cross-collaboration,” Universal Beijing Resort, February 3, 2021. See https://www.universalbeijingresort.com/en/news/228.html.

46 Mcguire, Keegan. “The shady side of Tencent,” SVG, January 20, 2023. See https://www.svg.com/258562/the-shady-side-of-tencent/.

47 Trump, Donald. “Executive order on addressing the threat posed by WeChat,” The White House, August 6m 2020. See https://trumpwhitehouse.archives.gov/presidential-actions/executive-order-addressing-threat-posed-wechat/.

48 Mcguire, Keegan. “The shady side of Tencent,” SVG, January 20, 2023. See https://www.svg.com/258562/the-shady-side-of-tencent/.

49 Ka, You. “Inside China’s surveillance state, built on high tech and a billion spies,” World Crunch, November 1, 2022. See https://worldcrunch.com/culture-society/china-surveillance-cameras.

50 Ma, Alexandra. “China is building a vast surveillance network – here are 10 ways it could be feeding its creepy ‘social credit system,’” Insider, April 29, 2018. See https://www.businessinsider.com/how-china-is-watching-its-citizens-in-a-modern-surveillance-state-2018-4?op=1.

51 Krolik, Aaron and Mozur, Paul. “A surveillance net blankets China’s cities, giving police vast powers,” New York Times, December 17, 2019. See https://www.nytimes.com/2019/12/17/technology/china-surveillance.html.

52 Kobie, Nicole. “The complicated truth about China’s social credit system,” Wired, July 6, 2018. See https://www.wired.co.uk/article/china-social-credit-system-explained.

53 Gan, Nectar. “China’s bank run victims planned to protest. Then their Covid health codes turned red,” CNN, June 15, 2022. See https://www.cnn.com/2022/06/15/china/china-zhengzhou-bank-fraud-health-code-protest-intl-hnk/index.html.

Human rights and free expression

Comcast’s website states, “we are… committed to promoting values that foster human rights, acting with integrity, and doing the right thing.”54

But during what the U.S. State Department characterizes as a human genocide, Comcast subsidiary NBC nonetheless broadcast the 2022 Olympics in China.[55] Despite a diplomatic boycott by many nations, NBC still chose to broadcast what many observers in free countries renamed the “Genocide Olympics.”[56] NBC barely mentioned “the diplomatic boycott or a long list of other issues, such as the Chinese government’s oppression in Tibet, its crackdown in Hong Kong, its threats to invade Taiwan, its aggression in the South China Sea, or its lack of cooperation in international efforts to investigate the origins of the coronavirus pandemic.”[57] NBC’s motivation for airing the Olympics and not criticizing the human rights violations in China are obvious, as its broadcasting of the Olympics represents as much as 40 percent of the Company’s international revenue, with its total revenue in China representing an even greater share.[58]

A company’s brand is a function of customer trust. When a company operates in direct violation of its stated values and policies, that trust can be broken and brand value damaged, in turn lowering the company’s market capitalization. Shareholders must have the ability to determine how Comcast is specifically addressing the reputational and legal risks related to doing business with China.

Existing disclosures are fragmented, incomplete, and vague. As a result, these disclosures are inadequate to assess business risks related to China.

As discussed in its proxy, Comcast’s Human Rights Statement “emphasizes our commitment to supporting the broad principles that promote human rights in the United Nations’ Universal Declaration of Human Rights.”59 That document states:

54 “Human Rights Statement,” Comcast, April 2022. See https://www.cmcsa.com/static-files/5965037e-57a8-434d-a89e-f0f4c7be4233.

55 Farhi, Paul. “NBC is nearly mum on China abuses in its wall-to-wall Olympics coverage,” Washington Post, February 15, 2022. See https://www.washingtonpost.com/media/2022/02/15/nbc-olympics-china/.

56 Ibid.

57 Ibid.

58 Ibid.

59 “2023 Proxy Statement,” Comcast Corporation, April 28, 2023. See https://www.cmcsa.com/static-files/1ff08d99-880f-4385-9dc5-6b04c7bbe1a3.

Because the risk of gross human rights abuses is heightened in conflict-affected areas, States should help ensure that business enterprises operating in those contexts are not involved with such abuses. In order to identify, prevent, mitigate, and account for how they address their adverse human rights impacts, business enterprises should carry out human rights due diligence.

Assessing actual and potential human rights impacts, integrating and acting upon findings, tracking responses, and communicating how impacts are addressed… In order to account for how they address their human rights impacts, business enterprises should be prepared to communicate this externally, particularly when concerns are raised by or on behalf of affected stakeholders.60

We agree with the aforementioned statements and would argue that Comcast does not currently adhere to them.

-Comcast provides very little information on its operations in China.61 Comcast fails to detail critical information, such as their Chinese revenue, supply chain, and infrastructure.

-SEC-mandated disclosures of material risk do not address Comcast’s initiatives to mitigate those risks. According to SEC’s Division of Enforcement, “It is critical that public companies accurately disclose material business risks and timely disclose and account for loss contingencies that can materially affect their bottom line.”62

China is a clear driver of Comcast’s business performance, making its reliance on China a key risk, as there are a number of factors that could harm the Company. The United Nations calls on companies to “provide information that is sufficient to evaluate the adequacy of an enterprise’s response to the particular human rights impact involved.” If the Company is being guided by this principle and is already discussing significant risk exposures using “companywide enterprise risk management”, then a report on the topics discussed should be easy to deliver and provide investors with meaningful insights.63

Conclusion

Doing business in and with China poses unique risks for Comcast, especially in light of the Company’s reliance on China for revenue and future growth. While Comcast insists that existing disclosures and voluntary reports account for these risks, that is not the case. These disclosures and reports are vague and do not address risks specific to doing business with China. The information is scattered among various reports, and meaningful information about Comcast’s

60 “Guiding principles on business and human rights,” United Nations, June 16, 2011. See https://www.ohchr.org/sites/default/files/documents/publications/guidingprinciplesbusinesshr_en.pdf.

61 “2023 Proxy Statement,” Comcast Corporation, April 28, 2023. See https://www.cmcsa.com/static-files/1ff08d99-880f-4385-9dc5-6b04c7bbe1a3.

62 “Mylan to pay $30 million for disclosure and accounting failure relating to EpiPen,” U.S. Securities and Exchange Commission, April 19, 2019. See https://www.sec.gov/news/press-release/2019-194.

63 “2023 Proxy Statement,” Comcast Corporation, April 28, 2023. See https://www.cmcsa.com/static-files/1ff08d99-880f-4385-9dc5-6b04c7bbe1a3.

assessment and response to China-related risks is missing, leaving shareholders in the dark as to the extent and nature of this risk.

As the United Nations Guiding Principles on Business and Human Rights states, “Showing involved communication, providing a measure of transparency and accountability to individuals or groups who may be impacted and to other relevant stakeholders, including investors.”64 This is a reasonable standard for Comcast to follow.

Having carefully considered these risks, we urge you to vote FOR Proposal 11 on Comcast Corporation’s 2023 Proxy, requesting a report on the nature and extent to which corporate operations are dependent on, and vulnerable to, Communist China.

Photo credits:

Page 3 – Xi Jinping, UN Geneva/Creative Commons

Page 4 – Chinese soldiers in Beijing/Luther Bailey, Creative Commons

Page 6 – Brian Roberts, The Cable Show/Creative Commons

Page 8 – Rep. Mike Gallagher, CBP Photography/Creative Commons

Page 10 – NBC Beijing 2022 Olympics logo, YouTube

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY THE FILERS.

THE INFORMATION CONTAINED HEREIN HAS BEEN PREPARED FROM SOURCES BELIEVED RELIABLE BUT IS NOT GUARANTEED BY US AS TO ITS TIMELINESS OR ACCURACY, AND IS NOT A COMPLETE SUMMARY OR STATEMENT OF ALL AVAILABLE DATA. THIS PIECE IS FOR INFORMATIONAL PURPOSES AND SHOULD NOT BE CONSTRUED AS A RESEARCH REPORT.

PROXY CARDS WILL NOT BE ACCEPTED BY US. PLEASE DO NOT SEND YOUR PROXY TO US. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

For questions regarding Comcast Corporation – Proposal 11 – “Shareholder Proposal to Report on Business in China,” sponsored by National Legal and Policy Center, please contact Paul Chesser, director of NLPC’s Corporate Integrity Project, via email at pchesser@nlpc.org.

64 “Guiding principles on business and human rights,” United Nations, June 16, 2011. See https://www.ohchr.org/sites/default/files/documents/publications/guidingprinciplesbusinesshr_en.pdf.